May 24, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Katherine Bagley

Re:
Thryv Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
Filed May 24, 2021
File No. 333-256437

Dear Ms. Bagley:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), William Blair & Company, L.L.C., as representative of the several underwriters, hereby joins the Company in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-256437) (the “Registration Statement”) to become effective on May 26, 2021, at 4:00 p.m. (ET), or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representative of the several Underwriters WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Gary Morabito
Name: Gary Morabito
Title: Managing Director